Filed Pursuant to Rule 424(b)(3)
Registration No. 333-135962

PROSPECTUS
Vector Group Ltd.
Common Stock

     This prospectus relates to 916,697 shares of common stock of Vector Group Ltd. that may be offered for sale from time to time by certain of our current stockholders.
     The selling stockholders will receive all of the proceeds from the sale of shares under this prospectus; we will not receive any proceeds from those sales.
     After registration, the selling stockholders may sell the shares of common stock at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. The shares of common stock may be sold at the market price at the time of such sale, at prices relating to the market price over a period of time or at prices negotiated with the buyers of the shares. See “Plan of Distribution.”
     Our common stock is listed on the New York Stock Exchange under the symbol “VGR.” On August 7, 2006, the closing price of our common stock on the New York Stock Exchange was $16.07 per share.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION, NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
THE DATE OF THIS PROSPECTUS IS AUGUST 8, 2006.

ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration process. Under this shelf process, the selling stockholders may from time to time sell the shares of Vector Group Ltd. common stock described in this prospectus.
     You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where it is lawful to do so. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained or incorporated by reference in this prospectus or any accompanying prospectus supplement is correct as of any time subsequent to the date of such information.
RISK FACTORS
     Investing in our securities involves risk. Please see the risk factors under the heading “Risk Factors” in our most recent Annual Report on Form 10-K, as amended, and Quarterly Report on Form 10-Q on file with the SEC, which are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus and any prospectus supplement. The risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.
WHERE YOU CAN FIND MORE INFORMATION
     We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file reports, proxy statements and other information with the SEC. You can read and copy all of this information at the Public Reference Room maintained by the SEC at its principal office at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy statements and other information regarding issuers, like us, that file such material electronically with the SEC. The address of this web site is: http://www.sec.gov. You also can inspect such reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our common stock is listed on the New York Stock Exchange.
     We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. We have omitted parts of the registration statement as permitted by the rules and regulations of the SEC. Statements contained in or incorporated by reference into this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to a copy of each contract or document filed as an exhibit to the registration statement or incorporated by reference into this prospectus for complete information. Copies of the registration statement, including exhibits and information incorporated by reference into this prospectus, may be inspected without charge at the SEC’s Public Reference Room or website.

INCORPORATED DOCUMENTS
     The SEC allows us to “incorporate by reference” into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated is considered part of this prospectus, except for any information that is superseded by information that is included in this document or in a later filed document.
     This prospectus incorporates by reference the documents listed below and any filings made by us with the SEC pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of this offering. Any report, document or portion thereof that is furnished to, but not filed with, the SEC is not incorporated by reference.
•	Our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2005, filed with the SEC on March 17, 2006;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on May 10, 2006;

•	Our Current Reports on Form 8-K, filed with the SEC on January 3, 2006, January 27, 2006, February 6, 2006, March 6, 2006, April 3, 2006, June 8, 2006, June 27, 2006, June 30, 2006, July 13, 2006, July 17, 2006 and July 24, 2006. (On June 27, 2006, we filed with the SEC a Current Report on Form 8-K, which contained revised items 6, 7 and 8 of our amended Annual Report on Form 10-K, where appropriate, to reflect the retrospective application of a new accounting standard that we were required to adopt as of January 1, 2006. All of the preceding references in this paragraph to our amended Annual Report on Form 10-K are intended to refer to such amended Form 10-K, as so revised by the Form 8-K. Please see the Form 8-K for a detailed discussion of the policy change); and

•	The description of our common stock set forth in our prospectus dated June 3, 2005 filed on Form 424B3 on June 3, 2005.
     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained herein or in any other document subsequently filed which is also incorporated by reference herein modifies or supercedes such statement. Any such statement so modified or superceded shall not be deemed, except as so modified, to constitute a part of this prospectus.
     You can obtain any of the documents incorporated by reference in this prospectus from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference in the document. You can obtain documents incorporated by reference by requesting them from us, either orally or in writing. Requests for such documents should be directed to:
Vector Group Ltd.
Attention: Investor Relations
100 S.E. Second Street
32nd Floor
Miami, Florida 33131
(305) 579-8000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
     In addition to historical information, this prospectus contains “forward-looking statements” within the meaning of the federal securities law. Forward-looking statements include information relating to our intent, belief or current expectations, primarily with respect to, but not limited to:
•	economic outlook;

•	capital expenditures;

•	cost reduction;

•	new legislation;

•	cash flows;

•	operating performance;

•	litigation;

•	impairment charges and cost savings associated with restructurings of our tobacco operations; and

•	related industry developments (including trends affecting our business, financial condition and results of operations).
     We identify forward-looking statements in this prospectus by using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may be”, “objective”, “plan”, “seek”, “predict”, “project”, and “will be” and similar words or phrases in the negatives.
     The forward-looking information involves important risks and uncertainties that could cause our actual results, performance or achievements to differ materially from our anticipated results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, without limitation, the following:
•	general economic and market conditions and any changes therein, due to acts of war and terrorism or otherwise;

•	governmental regulation and policies;

•	effects of industry competition;

•	impact of business combinations, including acquisitions and divestitures, both internally for us and externally in the tobacco industry;

•	impact of restructurings on our tobacco business and our ability to achieve any increases in profitability estimated to occur as a result of these restructurings;

•	impact of new legislation on our competitors’ payment obligations, results of operations and product costs, i.e., the impact of recent federal legislation eliminating the federal tobacco quota system;

•	uncertainty related to litigation and potential additional payment obligations for us under the Master Settlement Agreement and other settlement agreements with the states; and

•	risks inherent in our new product development initiatives.
     Further information on risks and uncertainties specific to our business include the risk factors discussed in “Risk Factors” and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into this prospectus.
     Although we believe the expectations reflected in these forward-looking statements are based on reasonable assumptions, there is a risk that these expectations will not be attained and that any deviations will be material. The forward-looking statements speak only as of the date they are made.

VECTOR GROUP LTD.
     IN THIS PROSPECTUS, REFERENCES TO VECTOR GROUP LTD., “WE” AND “US” REFER TO VECTOR GROUP LTD. AND, WHERE APPLICABLE, ITS SUBSIDIARIES ON A CONSOLIDATED BASIS.
     We are a holding company for a number of businesses. We are engaged principally in:
•	the manufacture and sale of cigarettes in the United States through our subsidiary Liggett Group LLC;

•	the development and marketing of the low nicotine and nicotine-free QUEST cigarette products and the development of reduced risk cigarette products through our subsidiary Vector Tobacco Inc.; and

•	the real estate business through our subsidiary, New Valley LLC, which is seeking to acquire additional operating companies and real estate properties. New Valley owns 50% of Douglas Elliman Realty, LLC, which operates the largest residential brokerage company in the New York metropolitan area.
     Our principal executive offices are located at 100 S.E. Second Street, Miami, Florida 33131, and the telephone number is (305) 579-8000.
SELLING STOCKHOLDERS
     The following table sets forth certain information about the beneficial ownership of the selling stockholders. The tabular information below assumes that all of the shares listed below will be offered and sold by the selling stockholders to unaffiliated third parties. However, because the selling stockholders may offer all or a portion of the shares covered by this prospectus at any time and from time to time hereafter, the exact number of shares that the selling stockholders may hold after completion of the offering cannot be determined at this time. Information concerning the selling stockholders may change from time to time and, to the extent required, will be set forth in supplements or amendments to this prospectus or in information incorporated by reference into this prospectus.

	SHARES OF COMMON STOCK			SHARES OF COMMON STOCK
	BENEFICIALLY OWNED		NUMBER OF	BENEFICIALLY OWNED
	BEFORE OFFERING		SHARES	AFTER OFFERING
			BEING
SELLING STOCKHOLDERS	NUMBER	PERCENT(1)	OFFERED	NUMBER	PERCENT(1)
Dr. Phillip Frost	3,464,299	6.4%	654,784	2,809,515	5.2%
Carl C. Icahn	11,043,892	20.4%	261,913	10,781,979	19.9%

(1)	Calculated based on Rule 13(d)-3(d)(1) of the Exchange Act using the 54,142,085 shares of common stock outstanding as of August 7, 2006.
     Dr. Phillip Frost. The shares shown in the table above as owned by Dr. Frost represent shares held by Frost Gamma Investments Trust, a trust organized under Florida law. Dr. Frost is the sole trustee of Frost Gamma Investments Trust. As the sole trustee, Dr. Frost may be deemed the beneficial owner of all shares owned by the trust, by virtue of his power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares owned by the trust.
     Carl C. Icahn. The shares shown in the table above as owned by Mr. Icahn represent shares owned by High River Limited Partnership, Hopper Investments, LLC, Barberry Corp., including the 261,913 shares offered hereby,

Tortoise Corp., Arnos Corp., Unicorn Associates Corporation, ACF Industries Holding Corp., Highcrest Investors Corp., Buffalo Investors Corp., Starfire Holding Corporation, Little Meadow Corp., Reindeer Holding LLC and Reindeer Subsidiary LLC (collectively, the “Icahn Entities”). Barberry is the sole member of Hopper Investments LLC, which is the general partner of High River Limited Partnership. Starfire Holding Corporation owns 100% of Buffalo Investors Corp., which owns 99.34% of Highcrest Investors Corp., which owns 100% of ACF Industries Holding Corp., which owns 100% of the voting stock of Unicorn Associates Corporation, which owns 100% of Arnos Corp., which owns 100% of Tortoise Corp., which owns 100% of Reindeer Holding LLC, which owns 100% of Reindeer Subsidiary LLC. Each of Barberry Corp., Starfire Holding Corporation and Little Meadow Corp. are 100% owned by Mr. Icahn. Mr. Icahn, by virtue of his relationship to the Icahn Entities, may be deemed to indirectly beneficially own the shares held by the Icahn Entities.
     In June 2006, Frost Gamma Investments Trust, an investment entity affiliated with Dr. Frost, and Barberry Corp., an investment entity affiliated with Carl C. Icahn, converted $50 million and $20 million principal amount, respectively, of our 6.25% Convertible Subordinated Notes due July 15, 2008 (the “Notes”) into 2,345,216 and 938,087 shares, respectively, of our common stock in accordance with the terms of the Notes. In connection with the conversion of the Notes, we issued an additional 654,784 and 261,913 shares, respectively, of our common stock to these holders and paid these holders $1,241,500 and $524,306, respectively, of accrued interest. The additional shares and accrued interest were issued and paid as an inducement to these holders to convert the Notes. This registration statement is being filed to register the additional shares issued.
     From June 2001 to June 2006, various of the Icahn Entities owned $20 million principal amount of the Notes. These Icahn Entities received interest payments on the Notes of $1,250,000 per year.
PLAN OF DISTRIBUTION
     As used below, “selling stockholders” includes the individuals listed in the table above and donees, pledgees, transferees or other successors in interest selling shares received from a selling stockholder (including the named selling stockholders) after the date of this prospectus. Selling stockholders from time to time may sell the shares being offered hereby on the New York Stock Exchange, in the over-the-counter market, in privately negotiated transactions or otherwise. The shares may be sold by the selling stockholders by one or more of the following methods, without limitation:
•	block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of such exchange;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers;

•	privately negotiated transactions;

•	short sales;

•	through the writing of options on the shares;

•	in one or more underwritten offerings on a firm commitment or best efforts basis; and

•	a combination of any such methods of sale.

     The shares may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders or the purchasers of shares for whom such broker-dealers act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share, and to the extent such broker-dealer is unable to do so, acting as agent for a selling stockholder, such broker-dealer may purchase, as principal, any unsold shares at the stipulated price. Broker-dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions on the New York Stock Exchange at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.
     From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or persons to whom such securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of a selling stockholder’s shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for such selling stockholder’s shares will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell short Vector Group Ltd. common stock, and in such instances, this prospectus may be delivered in connection with such short sales and the shares offered under this prospectus may be used to cover such short sales.
     A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of Vector Group Ltd. common stock in the course of hedging the positions they assume with such selling stockholder, including, without limitation, in connection with distributions of the common stock by such broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer such shares. A selling stockholder may also loan or pledge the shares offered hereby to a broker-dealer, and the broker-dealer may sell the shares offered hereby so loaned or upon a default may sell or otherwise transfer the pledged shares offered hereby.
     The selling stockholders and any broker-dealers or agents that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts and commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.
     Costs, expenses and fees to be incurred by the selling stockholders in connection with the sale of the shares offered hereby, including all brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders. We will pay the fees and expenses relating to the registration with the SEC of the sale of the shares by the selling stockholders.
USE OF PROCEEDS
     All shares of common stock sold pursuant to this prospectus will be sold by the selling stockholders, and Vector Group Ltd. will not receive any of the proceeds from such sales.
LEGAL OPINIONS
     The validity of the shares of common stock described in this prospectus will be passed upon for us by Marc N. Bell, General Counsel of Vector Group Ltd.

EXPERTS
     The financial statements incorporated in this prospectus by reference to Vector Group Ltd.’s Current Report on Form 8-K dated June 27, 2006 and the financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Vector Group Ltd. for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent certified public accounting firm, given on the authority of said firm in auditing and accounting.
     The financial statements for Douglas Elliman LLC incorporated in this prospectus by reference to the Vector Group Ltd. Annual Report on Form 10-K/A Amendment No.1 for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm in auditing and accounting.
     The financial statements for Koa Investors, LLC incorporated in this prospectus by reference to the Vector Group Ltd. Annual Report on Form 10-K/A Amendment No.1 for the year ended December 31, 2005 have been so incorporated in reliance on the report of Weiser LLP, an independent registered public accounting firm, given on the authority of said firm in auditing and accounting.